Exhibit 107

Calculation of Filing Fee Table

424(b)(7)
(Form Type)

FTAI Aviation Ltd.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee(1)	Carry Forward Form Type	Carry Forward File Number
			Newly Registered Securities
Fees to be Paid:
	Equity	Ordinary Shares	Rule 456(b) and Rule 457(r)	2,090,561	$80.42	$168,122,915.62	$0.00014760	$24,814.94	–	–
Fees Previously Paid	–	–	–	–	–	–	–	0	–	–
			Carry Forward Securities
Carry Forward Securities	–	–	–	–	–	–	–	–	–	–
	Total Offering Amounts:							$24,814.94
	Total Fees Previously Paid:							$$0
	Total Fee Offsets:							$$0
	Net Fee Due:							$24,814.94

(1)	Calculated in accordance with Rule 456(b) and Rule 457(r) of the Securities Act of 1933, as amended.